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                                                                    Exhibit 99.1
                                 [CERTICOM LOGO]


ATTENTION BUSINESS/TECHNOLOGY EDITORS:

RTS WIRELESS CHOOSES CERTICOM TO PROVIDE SECURE WAP MOBILE COMMERCE

    Certicom's Powerful WTLS Security Technology Allows
    Secure Wireless Transactions

    HAYWARD, CA, July 25 /CNW/ - Certicom (Nasdaq: CERT and TSE: CIC), a leading provider of mobile e-commerce security, and RTS Wireless, Inc. a developer of software systems that connect the Internet to wireless devices, today announced an agreement whereby RTS Wireless will utilize Certicom's WTLS Plus(TM) to provide strong security for its Advantage(R) WAP gateway. By integrating Certicom's advanced technology, the Advantage(R) WAP Gateway enables wireless enterprises and carriers to offer users a complete, secure connection for mobile commerce ("m-commerce") services.

    "Our partnership with Certicom provides us with a critical security element to complete our WAP implementation. Certicom's WTLS technology succeeds in meeting the demands of mobile devices and networks, giving us a competitive advantage in earning the business of global carriers and enterprises," said Bruce Laskin, Senior Vice President, Technology and Development, RTS Wireless. "We selected Certicom's WTLS Plus because it offers high performance and trusted security technology to our WAP gateway, enabling secure transactions over the wireless environment."

    RTS Wireless is a developer of software systems which are used to connect the Internet, Enterprise (Corporate) intranets, and conventional computer networks with other types of local or wide-area wireline or wireless voice and data networks. These wireless connectivity products are already deployed as mission-critical network elements at many of the world's largest PCS, Cellular/Mobile, Paging and Satellite carriers.

    The Advantage(R) WAP Gateway provides wireless users with anytime, anywhere access to the Internet. The gateway allows users to access corporate information systems, perform banking transactions, receive stock or news updates, and other Internet-based services. The Advantage(R) WAP Gateway is designed to accommodate various configurations to support many business models, from corporate enterprise to ISPs and telecom carriers. RTS Wireless licensed Certicom's industry-leading WTLS toolkit to provide full strength, high-performance WTLS security, ideally suited for WAP implementations in wireless environments.

    Certicom's encryption technology provides RTS Wireless with significant performance and size advantages and is well suited to meet the specific demands of the wireless and constrained device, providing strong, high- performance security that is WAP compliant. The small code size of the WTLS


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Plus toolkit and straightforward interface also enables rapid development and seamless integration with RTS's WAP product offering.

    "Through its custom developments, RTS Wireless is enabling the seamless connection of the Internet and e-commerce worlds to the newly-enabled wireless landscape," said Richard Depew, Certicom Executive Vice President, Field Operations. "Utilizing Certicom's technology, RTS can now arm its corporate customers with high speed and secure transmissions across a multitude of high and low end applications allowing businesses to reach their employees via corporate Intranets, e-mail, and Internet content at any time."

    About WTLS Plus

    WTLS Plus combines Certicom's ECC, SSL, and embedded platform expertise to offer a highly efficient security solution designed specifically for wireless environments. The toolkit provides for plug-and-play integration, enabling WAP developers to add WTLS functionality rapidly and with confidence to their servers and constrained devices. It reduces cost by substantially shortening development schedules and helps ensure that sensitive applications achieve the highest industry standards for security. Certicom provides both -- client and server -- software required for an interoperable WAP security solution. WTLS Plus is compliant with the WTLS 1.1 specification developed by the WAP Forum.

    About RTS Advantage(R) WAP Gateway

    The Advantage(R) WAP Gateway provides wireless users with anytime, anywhere access to the Internet. The gateway allows users to access corporate information systems, perform banking transactions, receive stock or news updates, and other Internet-based services. The Advantage(R) WAP Gateway is designed to accommodate various configurations to support many business models, from corporate enterprise to ISPs and telecom carriers.

    About RTS Wireless

    RTS Wireless is a developer of software systems that connect the Internet to a wide array of evolving wireless devices, including cell phones, pagers and hand-held computers. RTS' product, the Advantage System, can be specifically configured to meet the particular needs of each customer, including wireless network operators, wireless infrastructure and device manufacturers, Internet service providers and providers of information such as news, sports and weather, and corporate data networks. Using the Advantage system, RTS customers can provide their wireless subscribers and clientele with e-mail, news, shopping, stock, weather, travel, and other information content and services.

    RTS Wireless is a member of the WAP (Wireless Application Protocol) Forum. Founded in 1988, RTS Wireless has offices in Plainview, NY and London. For more information, visit www.rtswireless.com.

    About Certicom

    Certicom is an encryption technology company specializing in security solutions for mobile computing and wireless data markets, including m- commerce. Major computing and communications companies such as Palm Inc., BellSouth Wireless Data, Motorola, Pitney Bowes, and QUALCOMM incorporate Certicom's technology into electronic commerce software, wireless messaging applications, and smart cards. Certicom is a leading source for a complete range of OEM security products and services, including cryptographic toolkits, custom implementations, and security integration services and consulting. Certicom's worldwide sales and marketing operations are based in Hayward, California, with cryptographic research and product development in Toronto, Canada. For more information, visit Certicom's Web site at http://www.certicom.com.

    Certicom and WTLS Plus are trademarks or registered trademarks of Certicom Corp. All other companies and products listed herein are trademarks or registered trademarks of their respective holders.

    Advantage is a trademark of RTS Wireless. All other trademarks and brand


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    names are properties of their respective owners.

    This press release contains statements about future events and expectations which are characterized as forward-looking statements. Forward-looking statements are based on management's beliefs, assumptions and expectations of future economic performance, taking into account the information currently available. The words "believe," "may," "will," "should," "anticipate," "estimate," "expect," "intends," "objective" or similar words or the negative of these words are intended to identify forward-looking statements. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition expressed or implied in any forward-looking statements.

For further information: Certicom contact: Lorraine Kauffman, Public
Relations Manager, Certicom Corp., (510) 780-5417, lkauffman@certicom.com; Jessica Johannes, Lutchansky Communications for Certicom, (408) 938-9050 x 15, jessica@lcomm.com; Pamela Rigler, Lippert/Heilshorn & Associates, Inc.,
(212) 838-3777; RTS Wireless contact: Laura Schooler, RTS Wireless Media Contact, (212) 880-5312, LauraS@AlexanderOgilvy.com